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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


      OMB APPROVAL
----------------------------------
OMB Number:             3235-0145
Expires:          August 31, 1999
Estimated average burden
  Hours per response........14.90
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                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No.8)*


                        New York Community Bancorp, Inc.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   649445-10-3
                                   -----------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).





SEC 1745 (3-98)                     Page 1 of 6 pages



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--------------------------  ------------------------ ---------------------------
CUSIP NO. 649445-10-3                13G/A                PAGE 2 OF 6 PAGES
--------------------------  ------------------------ ---------------------------

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1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Columbia Federal Savings Bank
          Employee Stock Ownership Plan
          IRS ID No. 11-0639973

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/
                                                        (b) /__/

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3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Employee benefit plan of a Delaware Corporation.

--------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER
       SHARES                   0
    BENEFICIALLY
      OWNED BY     -----  ------------------------------------------------------
        EACH         6    SHARED VOTING POWER
     REPORTING                  0
       PERSON
        WITH       -----  ------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
                               0

                   -----  ------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                              554,186
----   -------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              554,186

----   -------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----   -------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           1.87% of 29,580,124 shares of Common Stock outstanding as of December 31, 2000.

----   -------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 2 of 6 pages



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                          COLUMBIA FEDERAL SAVINGS BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                  SCHEDULE 13G/A

Item 1 (a)        Name of Issuer:
                  New York Community Bancorp, Inc. ("Company")

Item 1 (b)        Address of Issuer's Principal Executive Offices:
                  615 Merrick Avenue
                  Westbury, New York  11590

Item 2 (a)        Name of Person Filing:
                  Chase Manhattan Bank, as Trustee
                  One Chase Square - Tower 10
                  Rochester, NY  14643

Item 2 (b)        Address of Principal Business Offices or, if none, Residence:
                  c/o New York Community Bancorp, Inc.
                  615 Merrick Avenue
                  Westbury, New York  11590

Item 2 (c)        Citizenship: Employee benefit plan of Delaware Corporation.

Item 2 (d)        Title of Class of Securities:  Common Stock par value $.01 per share

Item 2 (e)        CUSIP Number:     649445-10-3

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Item 4            Ownership:
                  The following information with respect to the ownership of Common Stock by the Columbia Federal Savings Bank Employee Stock Ownership Plan (the"Plan") is provided as of December 31, 2000. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

                  (a) Amount Beneficially Owned       554,186

                  (b) Percent of Class                1.87%



                                Page 3 of 6 pages


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                  (c) Number of shares as to which such person has:

                        (i)   sole power to vote or to
                              direct the vote                    0

                        (ii)  Shares power to vote or to
                              direct the vote (1)             114,272

                        (iii) sole power to dispose or to
                              direct disposition of              0

                        (iv)  shared power to dispose or to
                              direct disposition of           554,186

(1) This number reflects the unallocated shares held in the ESOP. All allocated ESOP shares have pass-through voting. In the event that a participant does not direct his/her vote, those shares would be voted in proportion to the directions received, in the same manner as the unallocated shares are voted, and the Trustee would be deemed to have voting power over such shares.

The Plan was adopted effective as of January 1, 1993, and is intended to be a tax-qualified plan under section 401(a) of the Internal Revenue Code of 1986. The Plan is administered by the ESOP Committee ("Committee") of New York Community ("Bank"), which is a wholly-owned subsidiary of the Company.

Pursuant to the written plan document governing the Plan ("Plan Document"), each participant in the Plan ("Participant") is entitled to direct the Trustee as to the manner in which Common Stock held by the Plan and allocated to his or her account is voted in all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. Each participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted in the same proportion as Common Stock which has been allocated to Participants. The Committee shares dispositive power over Common Stock held under the Plan since, pursuant to the Plan Document and trust Agreement, the Committee can direct the Trustee to purchase or sell shares of Common Stock if it considers such action to be in the best interests of the Participants. Notwithstanding the foregoing, the Trustee is required to vote or deliver, or to assert dissenters' rights with respect to, all unallocated Common Stock in a manner determined by the Trustee to be in the best interests of participants and their beneficiaries. As of December 31, 2000, of the 554,186 shares of Common Stock held by the Plan, 439,914 were allocated to the accounts of Participants.




                                Page 4 of 6 pages


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Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following. [X]

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            Dividends declared on Common stock held by the Plan that have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times provided in the Plan Document. No participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

Item 7 Identification and classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            N/A

Item 8      Identification and Classification of Members of the Group:

            N/A

Item 9      Notice of Dissolution of Group:

            N/A





                                Page 5 of 6 pages

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Item 10     Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001


COLUMBIA FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN




By:         /s/ Suanne Fabvey, V.P.
            --------------------------------
            Chase Manhattan Bank as Trustee











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